EXHIBIT 99.1

Immediate Release: NR 12-13

EXTORRE ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, B.C., May 25, 2012 – Extorre Gold Mines Limited’s (NYSE MKT:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company) board of directors has approved the adoption of a Shareholder Rights Plan (the “Plan”). The Plan is effective as of today but is subject to shareholder ratification within six months in order to remain in place.

The purpose of the Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

Effective May 25, 2012, rights (the “Rights”) were issued and attached to all Extorre common shares. A separate Rights certificate will not be issued until such time as the Rights become exerciseable. The Rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Plan), other than by a Permitted Bid (as described in the Plan). Following the acquisition of more than 20% of the Extorre outstanding common shares by any person (and its affiliates, associates and joint actors), except for a Permitted Bid, each Right held by a person other than the acquiring person (and its affiliates, associates and joint actors) would, upon exercise, entitle the holder to purchase Extorre common shares at a substantial discount to their then prevailing market price. Permitted Bids under the Plan must meet the following conditions, among others:  it is made by way of a take-over bid circular prepared in compliance with applicable securities laws, made to all shareholders of the Company for all common shares, and must remain open for a minimum of 60 days.

A copy of the Plan was provided to the Toronto Stock Exchange (the “TSX”). The TSX has accepted notice for filing of the Plan subject to, among other things, evidence of shareholder approval of the Plan within six months and public disclosure of this news release. The Company intends to hold a shareholders’ meeting to approve the Plan within six months.

A copy of the Plan is available on SEDAR at www.sedar.com and on the Company’s web page.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE MKT (formerly AMEX) Exchanges (symbol XG). The principal assets of the Company are comprised of CDN $27 million in cash and the Cerro Moro, Puntudo and Don Sixto projects in Argentina.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED
Mr. Trevor Mulroney
President and Chief Executive Officer
extorre@extorre.com

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512 Fax: 604.688.9532
Toll-free: 1.888.688.9512
Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE
TSX EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE